EXHIBIT 15.1

December 31, 2022

To the Board of Directors and Shareholders of

Nature Wood Group Limited

LETTER IN LIEU OF CONSENT FOR REVIEW REPORT

We have reviewed, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the unaudited interim financial information of Nature Wood Group Limited and its subsidiaries for the nine-month periods ended September 30, 2022 and 2021, as indicated in our report dated December 31, 2022; because we did not perform an audit, we expressed no opinion on that information.

We also are aware that the aforementioned report, pursuant to Rule 436(c) under the Securities Act of 1933, is not considered a part of the Registration Statement prepared or certified by an accountant or a report prepared or certified by an accountant within the meaning of Sections 7 and 11 of that Act.

/s/ WWC, P.C.
San Mateo, California	WWC, P.C.
December 31, 2022	Certified Public Accountants
PCAOB ID No. 1171